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                                                                Exhibit 99(d)(1)



FOR IMMEDIATE RELEASE
July 23, 2001

Contact:     Eggert Dagbjartsson
             Equity Resources Group, Inc.
             14 Story Street
             Cambridge, Massachusetts 02138

Telephone:   (617) 876-4800


                   EQUITY RESOURCE LEXINGTON FUND LP ANNOUNCES
            EXTENSION OF OFFER TO PURCHASE LP UNITS OF CAPITAL REALTY
                          INVESTORS II LTD. PARTNERSHIP


         Cambridge, Massachusetts, July 23, 2001--Equity Resource Lexington Fund Limited Partnership announced that it is extending its offer to purchase 10,000 units of limited partnership interests, or LP Units, in Capital Realty Investors II Ltd. Partnership, a Maryland limited partnership, for $100.00 per unit in cash, until 12:00 midnight, Eastern time, on Monday, August 6, 2001. The terms of the extended offer are identical to the terms of the original offer made to holders of LP Units on June 22, 2001.